Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated. For the purposes of completing the ratio of earnings to fixed charges, earning are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	For the Year Ended December 31,
	2015	2014	2013
Earnings:
Loss before income taxes	$(266)	$(149)	$(61)
Fixed charges	182	136	135
Capitalized interest	(6)	(3)	(5)
Total earnings (loss)	$(90)	$(16)	$69

Fixed Charges:
Interest expense	$160	$124	$122
Amortization of deferred debt issuance costs and discount on debt	11	10	9
Other	11	2	4
Capitalized interest	6	3	5
Total fixed charges	$188	$139	$140

Inadequate earnings (a)	$278	$155	$71

(a) The ratio coverage in 2015, 2014 and 2013 was less than 1:1. We would have needed to generate additional earnings of $278 million, $155 million and $71 million to achieve a coverage of 1:1 in 2015, 2014 and 2013, respectively.